EXHIBIT 18
March 13, 2009
Consolidated Water Co. LTD.
Regatta Office Park
Windward Three, 4th Floor, West Bar Road
P.O. BOX 1114
Grand Cayman, KY1-1102, Cayman Islands
Dear Sirs:
At your request, we have read the description included in your Annual Report on Form 10-K to the Securities and Exchange Commission for the year ended December 31, 2008, of the facts relating to Consolidated Water Co. Ltd.’s (the “Company”) change in accounting for amounts charged/credited to customers for increases/decreases in energy cost to produce water. The Company previously recorded these energy cost charges or credits as an adjustment to the energy component of cost of revenues. During the fourth quarter, the Company concluded that since such amounts are ultimately paid by (or to) its customers, these energy cost charges and credits would be more accurately reflected in the consolidated results of operations as an adjustment to revenues rather than cost of revenues.
We believe, on the basis of the facts so set forth and other information furnished to us by appropriate management of the Company, that the accounting change described in your Annual Report on Form 10-K is a change in the method of applying an accounting principle that is preferable under the circumstances.
Yours truly,
Rachlin LLP